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08027092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nanes, Delorme Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
(No. and Street)

New York (City) New York (State) 10169 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Zucker 732-536-4646
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) New Jersey (State)

Securities and Exchange Commission
RECEIVED
FEB 28 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Nanes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nanes, Delorme Capital Management LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANES, DELORME CAPITAL MANAGEMENT LLC
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52628

YEAR ENDED DECEMBER 31, 2007

AND

INDEPENDENT AUDITORS' REPORT

NANES, DELORME CAPITAL MANAGEMENT LLC

TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Nanes, Delorme Capital Management LLC

We have audited the accompanying statement of financial condition of Nanes, Delorme Capital Management LLC as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nanes, Delorme Capital Management LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 18, 2008

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash	$	17,272
Due from clearing broker		106,622
Securities owned, at market value		25,620
Deposit with clearing firm		112,354
Security deposit		12,348
	$	274,216

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	29,731
Commitments		
Member's equity		244,485
	$	274,216

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues		
Commissions	$	224,427
Trading income		118,786
Interest and dividends		7,188
Other income		79,810
		430,211
Expenses		
Employee compensation and benefits		237,501
Clearing and execution fees		170,662
Interest expense		2,764
Professional and consulting fees		62,781
Market data services		27,422
Occupancy		49,390
Regulatory fees		4,496
Communications		16,611
Other operating expenses		180,454
Depreciation		1,640
		753,721
Net loss	$	(323,510)

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 315,995
Net loss	(323,510)
Member contributions	302,000
Distributions to member	(50,000)
Balance, December 31, 2007	$ 244,485

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net loss	$ (323,510)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	1,640
Changes in assets and liabilities	
Securities owned	100,591
Due from clearing broker	(28,384)
Deposit with clearing firm	(5,476)
Miscellaneous receivables	800
Accounts payable and accrued expenses	3,939
Net cash used in operating activities	(250,400)
Cash flows from financing activities	
Member contributions	302,000
Distributions to member	(50,000)
Net cash provided by financing activities	252,000
Net increase in cash	1,600
Cash, beginning of year	15,672
Cash, end of year	$ 17,272
Supplemental cash flow disclosures	
Interest paid	$ 2,764

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Nanes, Delorme Capital Management LLC (the Company), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchanges Commission and is a member of the Financial Industry Regulatory Authority, Inc. It offers investment advice and execution services to the general public.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Deposit with the clearing broker and money market mutual funds are not insured by the Securities Investor Protection Corporation.

Clearing Operations
All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays the broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents.

Securities Owned
Marketable securities owned consist of trading equity securities recorded at market value.

Depreciation and Amortization
Depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the assets. During 2007, depreciable assets were fully depreciated.

Revenue and Expense Recognition
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Taxes
The Company is organized as a limited liability company (LLC) whereby the member accounts for the Company's earnings, losses, deductions and credits on the individual income tax returns. Accordingly, these statements do not include any provision for Federal and state income taxes.

2 – DEPOSITS WITH CLEARING BROKERS

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $150,000. The Company is also required to maintain a clearing deposit in the amount of $100,000.

3 – COMMITMENTS

The Company subleases office facilities and obtains certain administrative services from the clearing broker under a license agreement expiring on November 30, 2008. For these facilities and services the Company pays a monthly fee of $4,116. For the year ended December 31, 2007, these charges amounted to approximately $49,000.

4 – REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2007 the Company had net capital of $224,034 which exceeded requirements by $124,034. The ratio of aggregate indebtedness to net capital was .133 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

5 - FAIR VALUE DISCLOSURES

Due to the nature of its operations, a portion of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on quoted market prices.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2007

SCHEDULE I

NANES, DELORME CAPITAL MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Computation of net capital		
Total member's equity	$	244,485
Deductions and/or charges		
Non-allowable assets		
Security deposit		12,348
Net capital before haircuts		232,137
Haircuts on securities positions		
Undue concentration		1,337
Other securities		6,766
		8,103
Net capital	$	224,034
Computation of aggregate indebtedness		
Accounts payable to non-customers includable in aggregate indebtedness	$	29,731
Aggregate indebtedness	$	29,731
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,982
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)		100,000
Excess net capital	$	124,034
Excess net capital at 1000 percent	$	221,061
Ratio: aggregate indebtedness to net capital		.133 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net, capital, as reported in Company's Part II (unaudited) Focus report.	$	224,034
Increases (decreases) resulting from December 31, 2007 audit adjustments, net		--
Net capital, as included in this report	$	224,034

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Nanes, Delorme Capital Management LLC

In planning and performing our audit of the financial statements of Nanes, Delorme Capital Management LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 18, 2008

END